August 18, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara L. Ransom, Office of Consumer Products
Scott Anderegg, Attorney Advisor

Re:	Green Spirit Industries Inc.
Registration Statement on Form S-1
Filed June 27, 2017
File No. 333-219013

Ladies and Gentlemen:

On behalf of Green Spirit Industries Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of July 20, 2017. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Prospectus Cover Page

1. We note that your shares are presently quoted on the OTC pink marketplace. We do not consider this to be an existing trading market for purposes of providing the price of the offering pursuant to Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling security holders will offer and sell their shares until such time as your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB marketplaces. Please make the appropriate revisions throughout your prospectus.

Response:

The disclosure throughout the Registration Statement has been revised to set a fixed price in accordance with the Staff’s comment. The Company would also like to advise the Staff that it submitted its application for quotation on the OTCQB Marketplace on July 27, 2017.

2. Please tell us how you qualify as an emerging growth company. In this regard, we note that that you offered securities pursuant to a registration statement on Form SB-2, which was declared effective on April 19, 2007. As such, it appears that your first sale of common equity securities occurred before December 8, 2011. Please see Questions 2 and 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startup Act, located at our web-site.

 Response:

The disclosure throughout the Registration Statement has been revised to remove language indicating that the Company qualifies as an emerging growth company.

3. Please disclose the number of shares you are registering that are issuable upon the exercise of warrants. In this regard, you state in your “Use of Proceeds” that you are registering shares underlying warrants.

Response:

The Company is not registering shares of common stock issuable upon the exercise of warrants. The disclosure under “Use of Proceeds” has been revised accordingly.

Prospectus Summary, page 3

4. Where you discuss the share exchange agreement, you refer to Peter Zachariou as the majority shareholder of Cyberspace, however, the most recent annual report on Form 10- K of Cyberspace reflects Fountainhead Capital Management Limited as the majority shareholder of Cyberspace. If Peter Zachariou is affiliated with Fountainhead, please revise to describe the manner of affiliation or explain this apparent discrepancy.

Response:

Simultaneously with the execution of the Company’s Debt Exchange Agreement with Fountainhead, Fountainhead and Peter Zachariou entered into a private transaction on May 11, 2017 pursuant to which Fountainhead issued its shares of Cyberspace common stock to Mr. Zachariou in exchange for the extinguishment of debt owed by Fountainhead to Mr. Zachariou. As a result, Peter Zachariou became the majority shareholder of Cyberspace immediately prior to the closing of the Exchange Agreement. Additional disclosure has been included in the Registration Statement in this regard.

5. We note here and in your business section disclosure that you are in the process of purchasing four dispensaries but you plan to have a fifth dispensary operational by August 2017 and acquire an additional fifteen dispensaries in the next 12-18 months. Please elaborate upon how you plan to acquire and finance the additional dispensaries.

Response:

The disclosure in the Prospectus Summary has been revised in accordance with the Staff’s comments. Please also refer to the Company’s Plan of Operations on page 20 for further discussion.

Management’s Discussion and Analysis

Project 1493, page 19

6. Please revise your disclosure to explain how, in light of your lack of revenues and operations, you intend to finance future operations and implement your business plan. Please provide a discussion and analysis of the types of financing that are reasonably likely to be available, the anticipated amount of financing you intend to seek and the anticipated impact on the company’s cash position, liquidity and results of operations. Please refer to Item 303(a) of Regulation S-K and Section IV.B.2 of SEC Release No. 33-8350.

 Response:

The disclosure in Management’s Discussion and Analysis has been revised to incorporate the Company’s quarterly report on Form 10-Q filed with the SEC on August 14, 2017. We believe that the disclosure under “Plan of Operations” addresses the Staff’s comment.

Business, page 20

7. We note that you have acquired the rights to four dispensaries and that you anticipate that the costs associated with operating the dispensaries will be approximately $600,000 per dispensary and that you will need an additional $800,000 working capital over the next 12 months. Please also disclose the ongoing leasing costs of the four dispensaries, as well as any additional amounts due under the purchasing agreements. In addition, please expand your disclosure to discuss how you intend to finance these costs and working capital.

Response:

The disclosure throughout the Registration Statement has been revised in accordance with the Staff’s comment. Please also refer to the Company’s Plan of Operations on page 20 for further discussion.

Business Model, page 21

8. You disclose your intent to purchase your products from the largest and most sophisticated grower on the island and you anticipate a 20% discount to current wholesale prices. Clarify whether you have entered into an agreement with this grower and, if not, state as much and explain the basis for your anticipated discount. In this regard, we note the long-term supply agreement you reference on page F-23; please provide disclosure regarding the material terms of this agreement here and file this agreement as an exhibit or tell us why you do not believe this is necessary.

Response:

The disclosure has been revised to state that the Company has entered into an agreement with the grower. The agreement was not initially filed as an exhibit due to a confidentiality provision contained in the agreement. However, upon notice to the supplier of the Staff’s comment, the supplier has agreed to waive the confidentiality provision and has granted the Company approval to include the agreement as an exhibit to the Registration Statement.

Competitive Strengths, page 25

9. You give the impression that you currently have operations and products by stating, for example, “[w]e are able to leverage our breadth of services and resources to deliver comprehensive, integrated solutions to companies in the cannabis industry—from operational, compliance and marketing consulting to products, security and financing services.” Please revise your disclosure to clarify that you have no operations and remove all references that imply you have operations, generate revenues or that you currently sell or make products.

Response:

The disclosure regarding the Company’s competitive strengths has been revised in accordance with the Staff’s comment.

Certain Relationships and Related Transactions and Director Independence, page 33

10. We note two transactions with Peach Management LLC. Please disclose the terms of the advances from Peach Management, consistent with Item 404(a)(5) of Regulation S-K. Also, if written, please file all related party contracts as exhibits, consistent with Item 601(b)(10) of Regulation S-K.

Response:

The disclosure in “Certain Relationships and Related Transactions and Director Independence” has been revised in accordance with the Staff’s comment. In addition, the Memorandum of Understanding with Puerto Rico Commercial Holdings Biotech Corporation has also been included as an exhibit to the Registration Statement. Please also note that there was no written agreement between the Project 1493 LLC and Peach Management LLC relating to either the $40,734 loan or the $150,000 loan granted by Peach Management LLC.

11. Please include in your disclosure here your exchange agreement with Peter Zachariou and your debt exchange agreement with Fountainhead Capital Management Limited.

Response:

The disclosure in Certain Relationships and Related Transactions and Director Independence has been revised in accordance with the Staff’s comment.

Selling Stockholders, page 34

12. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Response:

The footnotes to the selling stockholder table have been revised in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Darrin M. Ocasio